Exhibit 99.4

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHA)

NOVEMBER 3, 2006

CHALLENGER ENERGY IS POISED TO COMMENCE DRILLING WITH CANADIAN
SUPERIOR ENERGY INC. IN TRINIDAD IN JANUARY 2007 AND RELEASES THIRD
QUARTER 2006 FINANCIAL RESULTS

CALGARY, ALBERTA Challenger Energy Corp. (“Challenger” or the “Company” — TSX Venture Exchange: CHA) of Calgary, Alberta, Canada is pleased to announce filing of financial operating results for the 9 months ended September 30, 2006. As at September 30, 2006, the Company is debt free, working capital is approximately Cdn$8.2 million and cash on hand is approximately Cdn$8.3 million. In preparation for drilling offshore Trinidad in January 2007 with Canadian Superior Energy Inc. (AMEX, TSX: SNG), the Company prepaid and invested Cdn$10.1 million as at September 30, 2006. The third quarter 2006 financial statements and MD&A can be viewed at www.sedar.com.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration Company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. The information in this news release also includes certain information and statements about management’s view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, it can give no assurances that the expectations of any forwardlooking statements will prove to be correct.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.
Calgary, Alberta
Attn: Investor Relations
Phone: (403) 503-8810

Information may also be obtained from Challenger Energy Corp.’s website at www.chaenergy.ca